Exhibit 3.1 (a)

CERTIFICATE OF AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
GUARDANT HEALTH, INC.

Guardant Health, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
DOES HEREBY CERTIFY:
FIRST: That the present name of the Corporation is Guardant Health, Inc. and that this Corporation was originally incorporated pursuant to the General Corporation Law on December 9, 2011 under the name Guardant Health, Inc.
SECOND: That (a) the board of directors of the Corporation has duly adopted a resolution pursuant to Sections 141 and 242 of the General Corporation Law proposing that the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) be amended as set forth below (“Amendment No. 1 to the Amended and Restated Certificate of Incorporation”) and (b) the stockholders of the Corporation duly approved and adopted Amendment No. 1 to the Amended and Restated Certificate of Incorporation by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.
THIRD: That Section B.4(b) of Article IV of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:
“Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the applicable Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this Corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that (A) if such closing occurs on or before December 31, 2018, would result in at least $175,000,000 in gross proceeds to this Corporation (excluding the conversion of any then outstanding indebtedness incurred in connection with such public offering) or (B) if such closing occurs after December 31, 2018, would result in at least $250,000,000 in gross proceeds to this Corporation (excluding the conversion of any then outstanding indebtedness incurred in connection with such public offering) (either (A) or (B) being a “Qualified Public Offering”) or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the Requisite Holders. Notwithstanding the foregoing, the consent or vote of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock, with respect to the Series A Preferred Stock, the consent or vote of the holders of at least a majority of the outstanding shares of the Series B Preferred Stock, with respect to the Series B Preferred Stock, the consent or vote of the holders of at least 60% of the outstanding shares of the Series C Preferred Stock, with respect to the Series C Preferred Stock, the consent or vote of the holders of a majority of the outstanding shares of the Series D Preferred Stock, with respect to the Series D Preferred Stock and the consent or vote of the holders of a majority of the outstanding shares of the Series E Preferred Stock, with respect to the Series E Preferred Stock in each case, shall be required to effect any automatic conversion of the outstanding shares of such series of Preferred Stock pursuant to clause (ii) of this subsection 4(b).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment No. 1 to the Amended and Restated Certificate of Incorporation to be executed this 7th day of September, 2018, in its name and on its behalf by its Chief Executive Officer pursuant to Section 103 of the General Corporation Law of the State of Delaware.

GUARDANT HEALTH, INC.

/s/ Helmy Eltoukhy
Helmy Eltoukhy
Chief Executive Officer